UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of October 2004

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                               Yes |_|      No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

         The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 5 October 2004 announcing completion of purchase of 11.4% of Almacenes Paris


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[LOGO] QUINENCO

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman
Investor Relations Manager
Quinenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

            QUINENCO COMPLETES PURCHASE OF 11.41% OF ALMACENES PARIS

October 5, 2004- Santiago, Chile. Quinenco S.A. (LQ:NYSE) reported to the Chilean Superintendency of Securities and Insurance (SVS) today that it had completed the acquisition of 68,489,407 shares of Almacenes Paris, one of Chile's largest retail department store chains.

Quinenco and its wholly-owned subsidiary, Inversiones Rio Azul S.A., acquired 100% of Nahuel S.A., direct owner of the 68,489,407 Almacenes Paris shares. The terms and conditions of the share purchase did not vary from those reported on August 18, 2004. As of this same date, Inversiones Rio Azul S.A., Inmobiliaria Cerro Verde S.A., Lemoniz S.A. and Consorcio Financieros S.A. entered into an agreement (Convenio de Cesion de Acciones), which grants rights of first refusal, among other things, for future share acquisitions or disposals of the shares now held.

The shares were acquired for Ch$514 per share, which amounted to Ch$35,204 million (equivalent to approximately US$58.3 million at today's observed exchange rate of $603.47= 1 US$). Following the acquisition, Quinenco and its wholly-owned subsidiary hold an 11.41% interest in Almacenes Paris.

Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications and manufacturing.

                                        #


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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  QUINENCO S.A.


                                             By: Luis Fernando Antunez
                                                 -------------------------------
                                             Name: Luis Fernando Antunez
                                             Title: Authorized Representative

Dated: October 12, 2004